UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                               (Amendment No. 4 )*


                                 EQUITEX, INC.
                         -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.02 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities

                                  294592 30 8
                         -----------------------------
                                 (CUSIP Number)

                           THOMAS B. OLSON, SECRETARY
                                 EQUITEX, INC.
                             7315 E. PEAKVIEW AVE.
                           ENGLEWOOD, COLORADO 80111
                                 (303) 796-8940
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 25, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294592 30 8                                          Page 2 of 6 Pages

Row 1:  Henry Fong
        ###-##-####

Row 2:  (a) / /
        (b) / /

Row 3:  SEC USE ONLY

Row 4:  PF

Row 5:  / /

Row 6:  United States

Row 7:  532,829

Row 8:  0

Row 9:  532,829

Row 10: 0

Row 11: 532,829

Row 12: / /

Row 13: 15.7%

Row 14: IN

CUSIP No. 294592 30 8                                          Page 3 of 6 Pages


ITEM 1. SECURITY AND ISSUER
---------------------------

                COMMON STOCK, $.02 PAR VALUE

                HENRY FONG, PRESIDENT
                THOMAS B. OLSON, SECRETARY
                EQUITEX, INC.
                7315 E. PEAKVIEW AVENUE
                ENGLEWOOD, COLORADO 80111


ITEM 2. IDENTITY AND BACKGROUND
-------------------------------

        (a)     HENRY FONG


        (b)     EQUITEX, INC.
                7315 E. PEAKVIEW AVENUE
                ENGLEWOOD, COLORADO 80111

        (c)     PRESIDENT-
                EQUITEX, INC.
                7315 E. PEAKVIEW AVENUE
                ENGLEWOOD, COLORADO 80111

        (d) DURING THE LAST FIVE YEARS THE REPORTING PERSON HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

        (e) IN AUGUST 1994, THE REPORTING PERSON, THE PRESIDENT, TREASURER AND A DIRECTOR OF THE ISSUER, RESOLVED A PENDING MATTER ADMINISTRATIVELY WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE SOLE ALLEGED VIOLATION OCCURRED
                OVER SEVEN YEARS AGO WHEN THE REPORTING PERSON DID NOT OBTAIN TECHNICAL APPROVAL FROM THE COMMISSION FOR TWO TRANSACTIONS IN CERTAIN SECURITIES THAT THE ISSUER OWNED IN AN INVESTEE COMPANY. WITHOUT ADMITTING OR DENYING ANY VIOLATION, THE REPORTING PERSON AGREED TO CEASE AND DESIST FROM COMMITTING OR CAUSING A VIOLATION OF SECTION 57(a)(1) AND (4) OF THE INVESTMENT COMPANY ACT OF 1940. THE REPORTING PERSON ALSO AGREED THAT WHILE HE IS ASSOCIATED WITH THE ISSUER, HE WILL OBTAIN LEGAL ADVICE BEFORE HE BUYS OR SELLS SECURITIES IN A COMPANY WITH WHICH HE IS ASSOCIATED OR AFFILIATED. THE REPORTING PERSON HAS RETURNED A PROFIT MADE ON THE TRANSACTION OF $73,775 PLUS INTEREST OF $54,612.

        (f)     UNITED STATES

CUSIP No. 294592 30 8                                          Page 4 of 6 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

                PERSONAL FUNDS


ITEM 4. PURPOSE OF TRANSACTION
------------------------------

                THESE SECURITIES HAVE BEEN ACQUIRED AS AN INVESTMENT BY AN OFFICER AND DIRECTOR OF THE ISSUER. THE REPORTING PERSON MAY PURCHASE FURTHER SHARES AT A LATER DATE FOR INVESTMENT PURPOSES.

        (a)-(j) THE REPORTING PERSON HAS NO PLANS WHICH RELATE TO SUBITEMS (a) through (j) OF ITEM 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

        (a) 326,284 SHARES COMMON STOCK; 30,500 INCENTIVE STOCK OPTIONS EXERCISABLE AT $3.00 PER SHARE WHICH EXPIRE ON DEDEMBER 28, 1998; AND 176,045 NON-QUALIFIED STOCK OPTIONS EXERCISABLE AT $3.00 PER SHARE WHICH EXPIRE ON DECEMBER 28, 1998. A TOTAL OF 532,829 SHARES REPRESENTING 15.7% OF THE PRESENTLY OUTSTANDING $.02 PAR VALUE COMMON STOCK.

        (b)     SHARES WITH SOLE POWER TO VOTE:           532,829
                SHARES WITH SHARED POWER TO VOTE:             -0-
                SHARES WITH SOLE POWER TO DISPOSE OF:     532,829
                SHARES WITH SHARED POWER TO DISPOSE OF:       -0-

        (c) DURING THE 60 DAYS PRECEDING THIS REPORT, THE REPORTING PERSON PURCHASED SHARES IN THE FOLLOWING DENOMINATIONS AND PRICES IN OPEN MARKET TRANSACTIONS FROM REGISTERED BROKER/DEALERS ON THE DATES INDICATED.

                DATE                  SHARES                 PRICE
                ----                  ------                 -----
                SEPTEMBER 25, 1996    5,000                  $3.22

                TOTAL SHARES
                PURCHASED DURING
                PRECEDING 60 DAYS:    5,000

        (d)     NONE

        (e)     N/A

CUSIP No. 294592 30 8                                          Page 5 of 6 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
-----------------------------------------------------------------------------

                NONE


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

                NONE

CUSIP No. 294592 30 8                                          Page 6 of 6 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: OCTOBER 5, 1996
       ------------------                      By /S/ HENRY FONG
                                                  -----------------------
                                                  Henry Fong